GoldRun

To all Directors,
Gold Run Inc.

April 1, 2008

Pursuant to my email memo of March 31, 2008, I hereby state that I will not put Gold Run Inc into default at any time during the 90 period of cure which begins April 1, 2008 as outlined in the Gold Run – Mathewson Agreement dated December 13, 2007. All other aspects of the Gold Run – Mathewson Agreement continue to apply.

Kind Regards,

David C. Mathewson
President
Gold Run Inc.
P.O. Box 2619
Fernley, Nevada 89408
775-835-6177